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                                         (Excerpt Translation)


                                                                                         April 20, 2007
                                                                               Toyota Motor Corporation
                                                                      (Toyota Jidosha Kabushiki Kaisha)
                                                           1, Toyota-cho, Toyota City, Aichi Prefecture

                                   Report on Number of Listed Shares
                                   ---------------------------------

We hereby  report  changes in the number of listed  securities,  as a result of the  exercise  of stock acquisition rights, etc. in March 2007 (the "Current Month").



1.  Summary
        Number of listed shares as of the end of the preceding month               3,609,997,492 shares

        Total number of shares changed during the Current Month                                0 shares

        (out of which, as a result of exercise of stock acquisition rights)                  (0 shares)

        (out of which, as a result of other reasons)                                         (0 shares)

        Number of listed shares as of the end of the Current Month                 3,609,997,492 shares


2.  Stock acquisition rights (1st series) exercised

    < Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights >

    (1) Number of shares

        Total number of shares delivered during the Current Month                          7,000 shares

        (out of which, number of newly issued shares)                                        (0 shares)

        (out of which, number of shares transferred from treasury shares)                (7,000 shares)

    (2) Exercise price

        Aggregate exercise price during the Current Month                                JPY 20,706,000

        (out of which, aggregate amount of newly issued shares)                                 (JPY 0)

        (out of which, aggregate amount of shares transferred from treasury shares)    (JPY 20,706,000)


3.  Stock acquisition rights (2nd series) exercised

    < Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights >

    (1) Number of shares

        Total number of shares delivered during the Current Month                         27,500 shares

        (out of which, number of newly issued shares)                                        (0 shares)

        (out of which, number of shares transferred from treasury shares)               (27,500 shares)

    (2) Exercise price

        Aggregate exercise price during the Current Month                                JPY 85,690,000

        (out of which, aggregate amount of newly issued shares)                                 (JPY 0)

        (out of which, aggregate amount of shares transferred from treasury shares)    (JPY 85,690,000)

4.  Stock acquisition rights (3rd series) exercised

    < Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights >

    (1) Number of shares

        Total number of shares delivered during the Current Month                         41,300 shares

        (out of which, number of newly issued shares)                                        (0 shares)

        (out of which, number of shares transferred from treasury shares)               (41,300 shares)

    (2) Exercise price

        Aggregate exercise price during the Current Month                               JPY 187,543,300

        (out of which, aggregate amount of newly issued shares)                                 (JPY 0)

        (out of which, aggregate amount of shares transferred from treasury shares)   (JPY 187,543,300)

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